Exhibit 12

Parker-Hannifin Corporation

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Six Months Ended December 30,		Fiscal Year Ended June 30,
	2011	2010	2011	2010	2009	2008	2007

EARNINGS

Income from continuing operations before income taxes and noncontrolling interests	$750,532	$642,614	$1,413,721	$754,817	$683,083	$1,334,571	$1,166,463

Adjustments:

Interest on indebtedness, exclusive of interest capitalized and interest on ESOP loan guarantee	45,541	49,070	97,009	101,173	109,911	96,572	80,053

Amortization of deferred loan costs	1,449	1,194	2,695	2,426	2,143	1,793	1,511

Portion of rents representative of interest factor	19,749	20,597	39,499	41,194	41,839	35,378	29,000

Loss (income) of equity investees	1,084	278	2,592	6,757	(1,529)	2,596	1,059

Amortization of previously capitalized interest	98	128	226	259	262	278	282

Income as adjusted	$818,453	$713,881	$1,555,742	$906,626	$835,709	$1,471,188	$1,278,368

FIXED CHARGES

Interest on indebtedness, exclusive of interest capitalized and interest on ESOP loan guarantee	$45,541	$49,070	$97,009	$101,173	$109,911	$96,572	$80,053

Capitalized interest							436

Amortization of deferred loan costs	1,449	1,194	2,695	2,426	2,143	1,793	1,511

Portion of rents representative of interest factor	19,749	20,597	39,499	41,194	41,839	35,378	29,000

Fixed charges	$66,739	$70,861	$139,203	$144,793	$153,893	$133,743	$111,000

RATIO OF EARNINGS TO FIXED CHARGES	12.26x	10.07x	11.18x	6.26x	5.43x	11.00x	11.52x